Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Incorporation
Primech A & P Pte. Ltd.	Singapore
Acteef Cleaning Specialists Pte. Ltd.	Singapore
Maint-Kleen Pte. Ltd.	Singapore
Homehelpy Singapore Pte. Ltd.	Singapore
CSG Industries Pte. Ltd.	Singapore
Princeston International (S) Pte. Ltd.	Singapore
My All Services Sdn. Bhd.	Malaysia